Exhibit 99.1

ProQR Doses First Patient in Phase 1/2  STELLAR Trial of QR-421a for Usher Syndrome Type 2

LEIDEN, Netherlands & CAMBRIDGE, Mass., Mar. 11, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced the first patient dosed in the Phase 1/2 STELLAR clinical trial for QR-421a in patients with Usher syndrome type 2 or non-syndromic retinitis pigmentosa (RP). Interim data from the study are expected to be announced mid-2019.

“There are no effective treatments for most inherited retinal diseases, including Usher syndrome, and blindness often results,” said David G. Birch, Ph.D., Principal Investigator of STELLAR and Scientific Director of the Retina Foundation of the Southwest in Dallas, Texas. “The STELLAR study is one of the first studies of its kind exploring the impact of ProQR’s RNA therapies on patients with Usher syndrome due to an Exon 13 mutation. The STELLAR trial will explore whether QR-421a (ProQR’s RNA therapy) can slow disease progression or even reverse it. Treatments such as this, that target the underlying cause of a disorder, have the potential to give new hope to patients and their families that life-changing therapies could be available in the near future.”

“Usher syndrome is a devastating disease, so we are pleased to advance QR-421a into the clinic with the goal to make a difference for these patients, similar to what we have observed with early but promising data for sepofarsen in patients with LCA10,” said Daniel A. de Boer, chief executive officer of ProQR. “We are committed to rapidly advancing our promising RNA therapies for inherited retinal diseases and we believe our platform of generating targeted RNA therapies with long retinal half-lives and the ability to reach both central and peripheral retina, we will be able to target many of these diseases in the coming years.”

Usher syndrome is the leading cause of combined deafness and blindness. Exon 13 mutations in the USH2A gene targeted by QR-421a cause vision loss in approximately 16,000 individuals in the Western world.

About the Phase 1/2 “STELLAR” trial

STELLAR, or PQ-421a-001, is a first-in-human study that will initially include approximately 18 adults who have vision loss due to mutations in exon 13 of the USH2A gene and will be conducted at about seven expert sites in North America and Europe. It will be a double-masked, randomized study exploring several dose levels and a control (sham injection), given as a single intravitreal injection of QR-421a into one eye. The first patient at each dose level will be dosed in an open-label manner. The objectives of the trial will include evaluation of safety, tolerability, pharmacokinetics and efficacy, as measured by stopping progression or improvement of visual function and retinal structure through ophthalmic endpoints such as visual field, visual acuity and optical coherence tomography. Changes in quality of life in the trial subjects will also be evaluated.

Preliminary data from the first-in-human study are expected in mid-2019. Patients completing this trial will be able to participate in an extension study if eligible. Results from the single dose trial will inform the next stage that will potentially include a seamless adaptive, multi-dose, controlled trial with projected readout in 2021.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional Usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About Usher Syndrome

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. Usher syndrome type 2 is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene. To date, there are no approved treatments or products in clinical development that treat the vision loss associated with Usher syndrome type 2.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-421a and its clinical development and therapeutic potential, including commencement of the STELLAR trial, trial design and timing of results from this trial. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, regulatory review or approval process, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Lisa Hayes

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T: +1 202 360 4855

lhayes@proqr.com

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